

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Elizabeth Hambrecht
Chief Financial Officer
Ironstone Group, Inc.
909 Montgomery Street, 3F
San Francisco, CA 94133

> **Re: Ironstone Group, Inc.**
> **Form 8-K**
> **Filed January 7, 2014**
> **File No. 0-12346**

Dear Ms. Hambrecht:

We issued comments to you on the above captioned filing on January 7, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 6, 2014 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 6, 2014, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief